UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Kenon Holdings Ltd.

(Name of Issuer)

Ordinary shares, par value NIS 15.00 per share

(Title of Class of Securities)

M87915100

(CUSIP Number)

June 23, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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13G

CUSIP No. M87915100

1. Names of Reporting Persons. Bank Leumi le-lsrael B.M.
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 3,733,614 shares
6. Shared Voting Power 0
7. Sole Dispositive Power 3,733,614 shares
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 3,733,614 shares
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 6.95%
12. Type of Reporting Person 00

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13G

CUSIP No. M87915100

ITEM 1.

(a) Name of Issuer: Kenon Holdings Ltd.

(b) Address of Issuer's Principal Executive Offices:	1 Temasek Avenue # 36-01
Millenia Tower
Singapore 039192

ITEM 2.

(a) Name of Person Filing:
Bank Leumi le-Israel B.M.
(b) Address of Principal Business Office, or if None, Residence:
34 Yehuda Halevi Street
Leumi House
Tel Aviv 6513616
Israel
(c) Citizenship:
Israel
(d) Title of Class of Securities:
Ordinary shares, par value NIS 15.00 per share
(e) CUSIP No.: M87915100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13-D-1(B) OR RULE 13D-2(B) OR (C), CHECK WHETHER THE PERSON IS A:

Not applicable.

ITEM 4. OWNERSHIP.

The information contained in items 5-11 on the cover pages is incorporated herein by reference.

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13G

CUSIP No. M87915100

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

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13G

CUSIP No. M87915100

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2016	Bank Leumi le-Israel B.M.

	By:	/s/ Ron Fainaro
Name: Ron Fainaro
Title: First Executive Vice President, Chief Financial Officer

By:	/s/ Hanan Friedman
Name: Hanan Friedman
Title: First Executive Vice President, Chief Legal Advisor

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